                                                       -------------------------
                                                            OMB APPROVAL
                                                       -------------------------
                                                       OMB Number:     3235-0145
                                                       Expires:  August 31, 1999
                                                       Estimated average burden
                                                       hours per response..14.90
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                          SWISSRAY International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  871016-20-0
--------------------------------------------------------------------------------
                                (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 7, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D


CUSIP No.     871016-20-0                                     PAGE 2 OF 16 PAGES

--------------------------------------------------------------------------------
   1  Names of Reporting Person
      I.R.S. Identification Nos. of above persons (entities only)

      Liviakis Financial Communications, Inc. 68-0311399
--------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
          ----------------------------------------------------------------------
      (b)
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
   3  SEC Use Only

--------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)
            00
--------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  Citizenship or Place of Organization
      CALIFORNIA
--------------------------------------------------------------------------------
                      7   Sole Voting Power
                          -
     Number of        ----------------------------------------------------------
       Shares         8   Shared Voting Power
    Beneficially          -
      Owned by        ----------------------------------------------------------
        Each          9   Sole Dispositive Power
     Reporting            3,000,000
       Person         ----------------------------------------------------------
        With          10  Shared Dispositive Power
                          -
--------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person
      3,000,000
--------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)
      25.0%
--------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this Amended Statement on Schedule 13D relates is common stock, $.01 par value (the "Common Stock"), issued by SWISSRAY International, Inc., a New York corporation (the "Corporation"). The principal offices of the Corporation are located at 200 East 32nd Street, Suite 34-B, New York, New York 10016.

2.      IDENTIFY AND BACKGROUND.

        This Amended Statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC").

        LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is John M. Liviakis ("JML"), and its Treasurer, Chief Financial Officer and Secretary is Renee A. Liviakis ("RAL"). JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL. JML and RAL are LFC's only directors and are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address specified above.

        During the past five years, none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Amended Schedule 13D is being filed to report 3,000,000 shares of Common Stock which the Corporation issued to LFC pursuant to a Consulting Agreement dated effective as of March 29, 1999 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation through March 28, 2000. A copy of the Consulting Agreement has been filed as Exhibit "A" to this
Schedule 13D.

        On July 7, 1999, LFC entered into a Voting Trust Agreement dated as of March 29, 1999 (the "Voting Trust Agreement") by and among the Corporation, LFC and Ruedi G. Laupper as voting trustee (the "Voting Trustee"). Pursuant to the Voting Trust Agreement, LFC transferred legal title to the 3,000,000 shares of Common Stock to the

Voting Trustee, in whom legal title is to remain while LFC is the beneficial owner of such shares or until certain other events occur. While legal title to the shares remains with the Voting Trustee, all voting rights attaching to such shares will be vested in and exercised by the Voting Trustee. LFC entered into the Voting Trust Agreement in fulfillment of its obligation arising under the terms of the Consulting Agreement. A copy of the Voting Trust Agreement is filed as Exhibit B to this Amended Schedule 13D.

4.      PURPOSE OF TRANSACTION.

        The 3,000,000 shares of Common Stock issued by the Corporation to LFC were issued as consideration for consulting services rendered and to be rendered by LFC pursuant to the Consulting Agreement.

        LFC has no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC has the sole power to direct the disposition of the 3,000,000 shares of Common Stock issued by the Corporation to LFC pursuant to the Consulting Agreement. LFC would exercise its power to direct the disposition of such securities through its officers and directors, JML and RAL. As a result of the transfer of legal title to the 3,000,000 shares of Common Stock to the Voting Trustee pursuant to the Voting Trust Agreement, LFC has no power to direct the vote of such shares.

        The 3,000,000 shares of Common Stock that LFC acquired pursuant to the Consulting Agreement and which are now represented by voting trust certificates, and as to which LFC has the sole power to direct the disposition, represent approximately 25.0% of the outstanding Common Stock of the Company. The calculation of the percentage of the class of Common Stock is based on the 12,006,222 shares of Common Stock which the Corporation reported as outstanding as of May 10, 1999 in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999.

        During the past sixty days, LFC has not engaged in any transactions in Common Stock, other than entering into the Voting Trust Agreement and transferring legal title to the 3,000,000 shares of Common Stock to the Voting Trustee.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation entered into the Consulting Agreement with LFC and pursuant thereto issued 3,000,000 shares of Common Stock to LFC in consideration for consulting services performed and to be performed by LFC pursuant to the Consulting Agreement through March 28, 2000. The Corporation has the right to extend the term of the Consulting Agreement for an additional year through March 28, 2001 by issuing to LFC that number of additional shares of Common Stock calculated by dividing $630,000 by the average closing bid price for Common Stock during the ten trading days preceding March 29, 2000. In the Consulting Agreement, LFC agrees that while it retains beneficial ownership of the 3,000,000 shares of Common Stock that it has received pursuant to the Consulting Agreement, or any portion thereof, it will (i) vote such shares in favor of Ruedi G. Laupper continuing to maintain his current positions with the Corporation; (ii) give Mr. Laupper or his designee the right to vote LFC's shares at all meetings of the Corporation's shareholders; and (iii) enter into a voting trust agreement to effectuate the foregoing arrangements. Pursuant to those provisions, LFC entered into the Voting Trust Agreement.

        Except for the Consulting Agreement and the Voting Trust Agreement, there are no contracts, arrangements, understandings or relationships between LFC and any other person with respect to any securities of the Corporation.

7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Consulting Agreement, dated effective March 29, 1999, by and between the Corporation and LFC.

        Exhibit B - Voting Trust Agreement, dated as of March 29, 1999, by and among the Corporation, LFC and the Voting Trustee.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1999                     Liviakis Financial Communications, Inc.


                                        By  /s/ John M. Liviakis
                                          --------------------------------------
                                               John M. Liviakis, President

                                    EXHIBIT B

                             VOTING TRUST AGREEMENT

        This Agreement is made as of March 29, 1999 by and among SWISSRAY International, Inc., a New York corporation ("Company"), Liviakis Financial Communications, Inc., a California corporation ("Stockholder"), said Stockholder being the holder of an aggregate of 3,000,000 outstanding shares of Common Stock of the Company, and Ruedi G. Laupper (the "Voting Trustee") - all in accordance with the terms, conditions and intent expressed in a March 29, 1999 Consulting Agreement between the Company and Stockholder.

        In consideration of the covenants hereinafter contained, it is agreed as follows:

             1. APPLICABLE TO HOLDER OF COMMON STOCK. Stockholder shall immediately assign, transfer and deliver to the Voting Trustee at the Company's office in New York, New York all of its right, title and interest in and to the 3,000,000 shares of Company's Common Stock (the "LFC Common Stock") issued to it in accordance with terms and conditions of March 29, 1999 Consulting Agreement referred to above. Stockholder shall accept in return therefor a trust certificate issued under Section 2 hereof.

             Neither the Stockholder nor any other person who becomes the holder of Trust Certificates hereunder shall withdraw shares of LFC Common Stock from the Voting Trust pursuant to Section 8 hereof other than in connection with sales and other transfers of beneficial ownership of shares of LFC Common Stock that, pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933, as amended (or any successor rule or regulation), would be deemed not to be part of a distribution of such securities by an underwriter.

             2. TRUST CERTIFICATES TO BE ISSUED. The Voting Trustee shall hold pursuant to the terms of this Agreement all LFC Common Stock which shall be delivered to him hereunder. In exchange for the LFC Common Stock delivered to him hereunder, the Voting Trustee will cause to be issued and delivered to the Stockholder Common Stock trust certificates ("Trust Certificates") in substantially the form set forth in Annex I hereto.

             3. STOCK IN NAME OF VOTING TRUSTEE. The Voting Trustee shall cause the LFC Common Stock deposited with him hereunder to be recorded on the books of the Company in the name of the Voting Trustee as Voting Trustee under this Agreement.

             4. POWER TO VOTE AND TO CONSENT. Until the earlier of (a) the actual delivery of stock certificates or other securities to the holders of Trust Certificates in exchange for Trust Certificates or (b) such time as the stock certificates or other securities deposited hereunder shall have been transferred out of the name of the Voting Trustee as holder of record, the Voting Trustee shall have the full and unqualified right and power to vote and to execute consents with respect to all shares of stock and other securities having voting power held by him at all meetings of stockholders or security holders for any purpose.

             5. CASH DIVIDENDS. (a) Until the actual delivery of stock certificates or other securities to the holders of Trust Certificates in exchange for Trust Certificates, the holder of each Trust Certificate shall be entitled to receive from time to time payment of any dividends or distributions of cash or property (other than securities subject to Section 11 hereof) collected by the Voting Trustee upon the number of shares at the time held in trust hereunder. The Voting Trustee may in his discretion, from time to time, instead of receiving and distributing any such dividends or distributions, authorize the Company to make payment or delivery thereof directly to the holders of Trust Certificates and (b) notwithstanding anything to the contrary as may be contained herein, Stockholder shall not bear any costs associated with this Agreement. Further, in addition to dividend rights, Stockholder shall also retain all other rights and benefits of share ownership with the sole exception, as heretofore indicated, of voting rights which shall pass through the Voting Trustee to the Voting Trust Certificate holder.

             6. TRANSFER. The Trust Certificates issued by the Voting Trustee hereunder may be transferred on the books of the Voting Trustee upon the surrender of such certificates properly endorsed by the registered holders thereof, in person or by attorney duly authorized, according to the rules established for such purpose by the Voting Trustee.

             Every transferee of a Trust Certificate or Certificates issued hereunder shall by the acceptance of such Trust Certificate or Certificates become a party hereto with like effect as though an original party hereto, and shall be included within the meaning of the term "Stockholder" wherever used herein.

             In connection with, and as a condition of, making or permitting any transfer or delivery of stock certificates or other securities or Trust Certificates under any provision of this Agreement, the Voting Trustee may require the payment of a sum sufficient to pay or reimburse him for any stamp tax or other governmental charge in connection therewith. Such sums shall be paid by the Company. The transfer books for Trust Certificates may be closed by the Voting Trustee at any time prior to the setting of a record date for the payment or distribution of dividends, or for any other purpose; or the Voting Trustee, in his discretion, in lieu of closing the transfer books, may fix a date as the day as of which the holders of Trust Certificates entitled to such payment or distribution or for such other purpose shall be determined.

             7. AUTHORITY AND LIABILITY OF VOTING TRUSTEE. The Voting Trustee shall be fully authorized and empowered to construe this Agreement, and his construction of the same made in good faith shall be final, conclusive and binding upon all holders of Trust Certificates and on all other parties interested.

             The Voting Trustee shall not incur any responsibility as Stockholder, trustee or otherwise by reason of any error of judgment or mistake of law or other mistake, or for any act or omission of any agent or attorney, or for any misconstruction of this Agreement, or for any action of any sort taken or omitted hereunder which is believed by him to be in accordance with the provisions and intent hereof and is otherwise made or taken in good faith, except for wilful misconduct or gross negligence.

             The Voting Trustee may employ counsel (who may be counsel for the Company) and agents, whose reasonable expenses and compensation shall be paid by the Company.

             The Voting Trustee may act as, and receive compensation as, a director, officer, agent or member of any committee of the Company, or of any affiliated entity; and he, or any firm of which he may be a member, or any corporation or association of which he may be a stockholder, director or officer, or any such firm, corporation or association in which he may be otherwise directly or indirectly interested, may to the extent permitted by law, and without liability in any way or under any circumstances by reason thereof, contract with the Company, or be or become pecuniarily interested in any matter or transactions to which the Company may be a party or in which the Company may be a party or in which the Company may in any way be concerned, as fully as though he were not the Voting Trustee.

             The Voting Trustee shall not be required to give any bond or security for the discharge of his duties.

             The Voting Trustee may at any time resign by delivering to the Company his resignation in writing to take effect immediately.

             The Voting Trustee may be a party to this Agreement as a Stockholder, and to the extent of the stock deposited by him or of Trust Certificates held by him, he shall be entitled in all respects to the same rights and benefits as Stockholder.

             The Voting Trustee may execute any or all Trust Certificates personally or by an agent constituted the agent of the Voting Trustee for such purpose. The Voting Trustee, under such regulations with respect to indemnity and otherwise as he may, in his absolute discretion, prescribe, may provide for the issue and delivery of Trust Certificates in lieu of lost, stolen or destroyed Trust Certificates or in exchange for mutilated Trust Certificates.

             8. TRANSFERS. The Stockholder and any transferees of Trust Certificates relating to the LFC Common Stock (in such connection, a "Transferor") may at any time in connection with the bona fide transfer of beneficial ownership of shares of LFC Common Stock exchange Trust Certificates for the corresponding shares of LFC Common Stock. In the event a Transferor proposes to transfer beneficial ownership of shares of LFC Common Stock to one or more third parties, the Transferor shall provide the Voting Trustee with a written notice certifying such intention, stating the number of shares proposed to be transferred, and indicating the names of the proposed transferee or transferees or the name or the name of the brokerage firm through which the sale of such shares of LFC Common Stock is to be effected. The Voting Trustee shall by the end of the third business day following the date on which such notice is received by the Voting Trustee deliver to the Transferor or the Transferor's designee a certificate representing the LFC Common Stock proposed to be transferred (i) registered in the name of the Voting Trustee and endorsed in blank for transfer with the signature of the Voting Trustee guaranteed by an "eligible guarantor institution" as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended, (ii) registered in the name of the Transferor, (iii) registered in the name or names of the transferee or transferees specified by the Transferor in its notice, or
(iv) registered in the name of the brokerage firm specified by Transferor in its notice. In the event the proposed transfer is not effected within thirty (30) days of the date the certificate representing the shares of LFC Common Stock proposed to be transferred is delivered by the Voting Trustee, the Transferor shall cause the certificates representing the shares of LFC Common Stock that were to have been the subject of the transfer to be delivered to the Voting Trustee for re-registration in the name of the Voting Trustee in exchange for Trust Certificates pursuant to this Voting Trust Agreement.

             9. COMPENSATION, INDEMNITY AND EXPENSES. The Voting Trustee shall not be entitled to compensation for services but shall be entitled to indemnity against any and all expenses and liabilities incurred by him in connection with or growing out of this Agreement or the bona fide discharge of his duties hereunder; and he shall be entitled to receive such indemnity from the Company against all such claims, expenses and liabilities. The Company shall be deemed to be fully entitled, by action of the board of directors of the Company, to assume or provide otherwise for payment of any and all expenses and liabilities incurred by the Voting Trustee in connection with or arising out of this Agreement.

             10. TAXES. If at any time the Voting Trustee is of the opinion that any tax or governmental charge is payable in respect of any shares of stock or other securities held by him hereunder, or in respect of any dividends, distributions or other rights arising from or appurtenant to the subject matter of this Agreement, the Voting Trustee may, but shall not be required to, pay such tax or governmental charge, and the Voting Trustee shall be entitled to reimbursement for such payments solely from the Company.

             11. APPLICABILITY TO OTHER SECURITIES. The terms of this Agreement shall apply to shares of any class of voting securities issued by the Company, including shares issued as a stock dividend or stock split, or in exchange for shares subject to the terms and conditions of this Agreement, whether by way of reorganization, reclassification or other means. Such securities shall be deposited with the Voting Trustee and Trust Certificates therefor shall be issued to the Stockholder.

             12. DURATION AND TERMINATION. This Agreement shall continue in force throughout the period of time that Stockholder remains the beneficial owner of any portion of the 3,000,000 shares of Common Stock of the Company issued to it pursuant to the aforesaid Consulting Agreement but the Agreement shall only apply to such portion of the 3,000,000 shares retained by Stockholder. In addition, this Agreement shall terminate in the event that the Voting Trustee at any time resigns under Section 7 hereof or otherwise ceases to serve as Voting Trustee hereunder.

             On the termination of this Agreement, the Voting Trustee (or his executor, conservator or other personal representative if he is unable to perform personally his responsibilities hereunder), in exchange for and upon surrender of Trust Certificates then outstanding, will deliver or cause to be delivered to the holders thereof the shares of stock and any other securities then held by the Voting Trustee which are represented by such Trust Certificates.

             13. ACCEPTANCE. The Voting Trustee hereby accepts the trust hereunder subject to all the terms, conditions and reservations herein contained and agrees that he will exercise the powers and perform the duties of Voting Trustee as herein set forth; provided, however, that nothing herein contained shall be construed to prevent the Voting Trustee from at any time resigning and discharging himself from the trust aforesaid in accordance with Section 7 hereof.

             14. CONTINUATION OF RIGHTS AS RECORD HOLDER. Nothing in this agreement contained shall be construed to deprive the Voting Trustee of the right as record holder of any of the shares of stock or other securities at any time held hereunder to vote the same and to execute consents with respect thereto, notwithstanding the termination of this Agreement, so long as he shall be or shall continue to be record holder of such shares of stock or other securities.

             15. DEFINITION OF "COMPANY". The term "Company" for the purposes of this Agreement and of all rights hereunder, including the issue and delivery of stock, shall be taken to mean SWISSRAY International, Inc., a corporation organized and existing under the laws of the State of New York, or any corporation or corporations successor to it, and in the event of such succession, the shares of the successor corporation received by the Voting Trustee shall be held by him in lieu of the shares of stock of SWISSRAY International, Inc. deposited hereunder and in all respects subject to the terms and conditions of this Agreement. If the Company is acquired by another corporation or other entity, this Agreement shall terminate. For purposes of this Agreement, the Company will be considered to have been acquired when as a result of a business combination the shareholders of the Company, in their capacity as such, own less than fifty percent of the outstanding equity interest in the surviving or successor entity.

             16. NOTICES. All notices to the Company, the Voting Trustee and the holders of Trust Certificates shall be deemed given (i) when personally delivered, (ii) one business day after delivered to an overnight delivery service of national reputation for delivery pursuant to its "next day" service,
(iii) three business days after deposit in the United States mail (registered or certified, prepaid, return receipt requested), or (iv) upon receipt of answer-back confirmation of delivery of a facsimile transmission. Any notice so given shall be taken and considered as though personally served on the parties to which it was directed, including the Company, the Voting Trustee, the Stockholder and any other holder of a Trust Certificate, and notice given utilizing one or more of the methods specified above shall be the only notice required to be given under any provision of this Agreement. Notice to the Company and to the Voting Trustee shall be directed to them, respectively, at the principal executive offices of the Company (and to any facsimile number maintained at such offices), and notices to the registered holders of Trust Certificates shall be directed to them at the addresses furnished by such holders respectively, to the Voting Trustee (and to any facsimile number maintained by such holders at such locations). Any party may change the address or facsimile number to which notices to such party shall be directed by giving notice of such change to the other parties hereto in the manner aforesaid.

             17. COPIES AND INSPECTION. Copies of this Agreement shall be filed in the principal office of the Company and in the registered office of the Company in the State of New York, and shall be open to the inspection of any Stockholder of the Company or of any Trust Certificate holder hereunder daily during business hours.

             18. SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or this Agreement.

             19. COUNTERPARTS. This Agreement may be executed in counterparts, each of which so executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

             20. AMENDMENT. This Agreement may be amended by the written consent of the Voting Trustee and the holders of record of Trust Certificates representing all of the shares then deposited with the Voting Trustee pursuant to said agreement.

             21. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

             22. CONTROLLING TERMS. If and to the extent that there are any discrepancies or differences between this Voting Trust Agreement and the Consulting Agreement entered into between SWISSRAY International, Inc. and Liviakis Financial Communications, Inc. and in particular those portions of such Consulting Agreement as relate to voting rights with respect to 3,000,000 shares of Company Common Stock being issued, then in that event, and in that event only, the terms and conditions contained in such Consulting Agreement and the intent expressed therein shall take precedence over those conflicting (if any) terms and conditions as are contained in this Voting Trust Agreement.

             IN WITNESS WHEREOF, the Voting Trustee and the Company have executed this Agreement as of the date first written above, and stockholder has signed a counterpart of this Agreement and transferred and delivered its shares of stock to the Voting Trustee.


                                             VOTING TRUSTEE

Dated: As of March 29, 1999
                                             /s/Ruedi G. Laupper
                                             -----------------------------------
                                             Ruedi G. Laupper



                                             SWISSRAY International, Inc.


                                             By: /s/Josef Laupper
                                                 -------------------------------
                                             Its: Josef Laupper, Secretary
                                                  ------------------------------


                                             By: /s/Michael Laupper
                                                 -------------------------------
                                             Its: Michael Laupper, Interim
                                                  ------------------------------
                                                     Chief Financial Officer
                                                  ------------------------------

STOCKHOLDER:

             Each party hereto signing as a Stockholder hereby assigns and transfers unto the Voting Trustee the shares of the Common Stock of the Company owned by it and identified as to the number of shares in the appropriate place opposite its signature.

                                                               Number of Shares
         Name                       Signature                Deposited Hereunder
         ----                       ---------                -------------------


LIVIAKIS FINANCIAL
 COMMUNICATIONS,INC.       By:/s/John M. Liviakis                  3,000,000
                              ---------------------------
                              John L. Liviakis, President

ANNEX 1                FORM OF VOTING TRUST CERTIFICATE

                            Voting Trust Certificate
                          SWISSRAY International, Inc.

No. 1 of 1          Liviakis Financial Communications, Inc.     3,000,000 Shares
                                 Stockholder

             This is to certify that there have been deposited with the Voting Trustee under the Voting Trust Agreement hereinafter mentioned, certificates for the number of shares, $.01 par value per share, of the Common Stock of SWISSRAY International, Inc., a New York corporation (hereinafter called the "Company"), set out above, and that the person named above is entitled to all benefits and interest specified in said Voting Trust Agreement arising from the deposit of such shares thereunder.

             SUBJECT TO AGREEMENT. This certificate is issued under and pursuant to, and the rights of the holder hereof are subject to and are limited by, the terms and conditions of a certain Voting Trust Agreement, dated as of March 29, 1999, copies of which are on file at the registered office of the Company in the State of New York and at the Company's office in New York, New York.

             TERM. The Voting Trust Agreement shall continue in force throughout the period of time that Stockholder remains the beneficial owner of any portion of the 3,000,000 shares of Common Stock of the Company issued to it pursuant to the aforesaid Consulting Agreement but the Agreement shall only apply to such portion of the 3,000,000 shares retained by Stockholder.

             AMENDMENT. The Voting Trust Agreement may be amended by the written consent of the Voting Trustee and the holders of record of Trust Certificates representing all of the shares then deposited with the Voting Trustee pursuant to said agreement.

             SEE REVERSE SIDE FOR RESTRICTIONS ON TRANSFER AND CIRCUMSTANCES UNDER WHICH THIS CERTIFICATE MAY BE CANCELLED.

             IN WITNESS WHEREOF, the Voting Trustee has executed this certificate as of the 29th day of March, 1999.

                                             By: /s/ Ruedi G. Laupper
                                                 -------------------------------
                                                     Ruedi G. Laupper

                (The following legend is to appear on the reverse
                            side of the certificate.)


             THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR UNDER ANY STATE SECURITIES LAW AND MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAW. THE TRUSTEE RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE ACT AND UNDER ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS THE TRUSTEE HAS RECEIVED A SATISFACTORY LEGAL OPINION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.